UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated February 23, 2024, announcing the approval of the Amendment of Articles of Association by the Capital Markets Board.

Istanbul, February 23, 2024

Announcement Regarding the Amendment of Articles of Association Approval by the CMB

The application regarding the Amendment of Articles of Association, submitted to the Capital Markets Board ("CMB") on February 8, 2024, has been approved by the CMB in the attached form.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

CURRENT VERSION	AMENDED VERSION

ARTICLE 4 – HEADQUARTER AND BRANCHES	ARTICLE 4 – HEADQUARTER AND BRANCHES

The Company shall be headquartered in Istanbul, at the address of Aydınevler Mahallesi, İnönü Caddesi, No:20, Küçükyalı Ofispark, 34854, Maltepe/İstanbul.

The new address, whenever changed, shall be registered with the Trade Registry and published in the Trade Registry Gazette and notified to the Capital Market Board and the Ministry of Trade.

Any notification sent to the address registered and published shall be deemed as received by the Company. If the Company changes its address and does not register the new one in due time, the situation will be deemed as one of the termination causes of the Company.

The Company may open branches and representative offices in or outside Turkey provided that the Ministry of Trade, Foreign Investment Directorate and the Capital Market Board are informed thereof.

The Company shall be headquartered in Istanbul, at the address of Aydınevler Mahallesi, İsmet İnönü Caddesi, No:20, Küçükyalı B Blok Ofispark, 34854, Maltepe/İstanbul.

The new address, whenever changed, shall be registered with the Trade Registry and published in the Trade Registry Gazette and notified to the Capital Market Board and the Ministry of Trade.

Any notification sent to the address registered and published shall be deemed as received by the Company. If the Company changes its address and does not register the new one in due time, the situation will be deemed as one of the termination causes of the Company.

The Company may open branches and representative offices in or outside Turkey provided that the Ministry of Trade, Incentive Implementation and Foreign Investment Directorate and the Capital Market Board are informed thereof.

ARTICLE 6: SHARE CAPITAL OF THE COMPANY	ARTICLE 6: SHARE CAPITAL OF THE COMPANY

The Company adopted the registered capital system as per Capital Markets Law and implemented the registered capital system by the Capital Markets Board’s permit dated 13.04.2000 and numbered 40/572.

The ceiling for registered capital of the Company is TRY 2,200,000,000 (twobilliontwohundredmillion Turkish Liras).

The Company’s issued share capital is TRY 2,200,000,000 (twobilliontwohundred million Turkish Liras) and fully paid and is divided into 2,200,000,000 (twobilliontwohundred) registered shares each having a nominal value of TRY 1.00 (one Turkish Lira), and the said issued share capital is fully paid free of collusion.

The authorisation for the ceiling of registered capital granted by the Capital Markets Board, shall be valid for the years 2020 through 2024 (5 years). After the year 2024, it is mandatory for the Board of Directors to be able to resolve on share capital increase, to obtain the authorisation of the General Assembly by also obtaining the Capital Markets Board’s permit for a new ceiling amount to be valid for a term of up to 5 (five) years. In case the abovementioned authorisation is not obtained, capital increase cannot be made with a Board of Directors resolution.

The Board of Directors is authorised, at times it deems required, in accordance with the provisions of Capital Markets Law, to increase the issued share capital by issuing new shares up to the authorised ceiling of registered capital and to take a decision on the issuance of premium shares also up to the authorised ceiling of registered capital. The Board of Directors is not authorised to limit the pre-emption rights of the shareholders.

The Company adopted the registered capital system as per Capital Markets Law and implemented the registered capital system by the Capital Markets Board’s permit dated 13.04.2000 and numbered 40/572.

The ceiling for registered capital of the Company is TRY 2,200,000,000 (twobilliontwohundredmillion Turkish Liras).

The Company’s issued share capital is TRY 2,200,000,000 (twobilliontwohundred million Turkish Liras) and fully paid and is divided into 2,200,000,000 (twobilliontwohundred) registered shares each having a nominal value of TRY 1.00 (one Turkish Lira), and the said issued share capital is fully paid free of collusion.

The authorisation for the ceiling of registered capital granted by the Capital Markets Board, shall be valid for the years 2024 through 2028 (5 years). After the year 2028, it is mandatory for the Board of Directors to be able to resolve on share capital increase, to obtain the authorisation of the General Assembly by also obtaining the Capital Markets Board’s permit for a new ceiling amount to be valid for a term of up to 5 (five) years. In case the abovementioned authorisation is not obtained, capital increase cannot be made with a Board of Directors resolution.

The Board of Directors is authorised, at times it deems required, in accordance with the provisions of Capital Markets Law, to increase the issued share capital by issuing new shares up to the authorised ceiling of registered capital and to take a decision on the issuance of premium shares also up to the authorised ceiling of registered capital. The Board of Directors is not authorised to limit the pre-emption rights of the shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 23, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 23, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

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